FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

The Real Brokerage Inc. (the "Company" or "Real") 133 Richmond Street West

Suite 302 Toronto, Ontario M5H 2L3

Item 2 Date of Material Change

May 26, 2021 and June 1, 2021

Item 3 News Release

A news release disclosing the material change was issued by the Company on May 26, 2021 was disseminated to the TSX Venture Exchange and through PRNewswire and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change(s)

On May 26, 2021, the Company announced its intention to proceed with a share consolidation (the "Consolidation") of its issued and outstanding common shares ("Common Shares") on the basis of one (1) post-Consolidation Common Share for every four (4) pre-Consolidation Common Shares. The Consolidation was effective June 1, 2021 (the "Effective Date") and trading of the Common Shares on a post- Consolidation basis on the TSX Venture Exchange commenced on that day.

In connection with the Consolidation, the Company's name and trading symbol ("REAX") did not change.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On May 26, 2021, the Company announced its intention to proceed the Consolidation of its issued and outstanding Common Shares on the basis of one (1) post-Consolidation Common Share for every four (4) pre-Consolidation Common Shares to facilitate its proposed listing on The NASDAQ Capital Market. The Consolidation was effective the Effective Date and trading of the Common Shares on a post-Consolidation basis on the TSX Venture Exchange commenced on that day.

Pre-Consolidation a total of approximately 143,412,236 pre-Consolidation Common Shares of the Company were issued and outstanding. Accordingly, upon the Effective Date, the outstanding Common Shares of the Company were reduced to approximately 35,853,066 post Consolidation Common Shares. Any fractional interest in Common Shares that is less than 0.5 of a Common Share resulting from the Share Consolidation will be rounded down to the nearest whole Common Share and any fractional interest in

Common Shares that is 0.5 or greater of a Common Share will be rounded up to the nearest whole Common Share.

In connection with the Consolidation, the Company's name and trading symbol ("REAX") did not change.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Tamir Poleg
Chief Executive Officer
Tel: 646-469-7107

Item 9 Date of Report

June 2, 2021